Form 40-F
period 2015-12-31
Amaya Inc.
filed 2016-03-14
CIK 1635327

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File Number 001-37403

Amaya Inc.

(Exact name of Registrant as specified in its charter)

Quebec	7370	98-0555397
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

+1 (514) 744-3122

(Address and telephone number of Registrant’s principal executive offices)

Amaya Interactive USA Corporation

4000 Hollywood Blvd., Suite 360-N,

Hollywood, Florida 33021

+1 (514) 744-3122

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report.

The Registrant had 133,426,193 Common Shares and 1,139,249 Class A Convertible Preferred Shares outstanding as at December 31, 2015.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☒    No  ☐

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 40-F and the exhibits attached hereto (this “Annual Report”) of Amaya Inc. (the “Registrant”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the headings “Risks Factors and Uncertainties” in the Registrant’s Annual Information Form for the year ended December 31, 2015 (the “2015 AIF”) and the Registrant’s Management’s Discussion & Analysis for the year ended December 31, 2015 (the “2015 MD&A”), attached as Exhibits 99.1 and 99.3 to this Annual Report, respectively, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended, applies to forward looking information provided pursuant to “Off Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Annual Report. Please also see “Caution Regarding Forward-Looking Statements” in each of the 2015 AIF and 2015 MD&A. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the SEC as those controls and other procedures that are designed to give reasonable assurance that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the Registrant’s disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. See also the 2015 MD&A under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting”.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2015, no changes were made to the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.  See also the 2015 MD&A under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting”.

Audit Committee and Audit Committee Financial Expert

For an applicable description of the Audit Committee and relevant information regarding the Registrant’s audit committee financial expert, see the 2015 AIF under the heading “Directors and Officers—Audit Committee”.

Code of Ethics

The Registrant has adopted a “code of ethics” (as defined in paragraph (9) of General Instruction B to Form 40-F) that applies to all directors, officers and employees and has posted a copy of the same to its website at www.amaya.com. See also the 2015 AIF under the heading “Directors and Officers—Ethical Business Conduct”.

To the extent the Registrant is required by paragraph (9) of General Instruction B to Form 40-F to disclose any amendments to or waivers of the code of ethics, it may do so by providing the applicable information on its website at www.amaya.com within five business days following the date of the amendment or waiver, as permitted by the notes to paragraph (9) of General Instruction B to Form 40-F.

Principal Accountant Fees and Services

For a description of the audit, audit-related, tax and all other fees billed to the Registrant in each of the last two fiscal years by the Registrant’s principal accountant and certain audit committee pre-approval policies and procedures, see the 2015 AIF under the headings “Directors and Officers—External Auditor Service Fees” and “Directors and Officers—Audit Committee—Pre-approval Policies and Procedures”.

Off Balance Sheet Arrangements

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph (11)(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. See also the 2015 MD&A under the heading “Off Balance Sheet Arrangements”.

Tabular Disclosure of Contractual Obligations

For tabular and certain other disclosure related to the Registrant’s contractual obligations as of December 31, 2015, see the 2015 MD&A under the heading “Liquidity and Capital Resources—Contractual Obligations”.  For a discussion of the Registrant’s other contractual obligations, see the 2015 MD&A.

Corporate Governance Practices

The Registrant believes that its corporate governance practices are consistent in all material respects with the applicable requirements of the corporate governance guidelines established by the Canadian Securities Administrators, the applicable corporate governance rules of the Toronto Stock Exchange and the NASDAQ Stock Market LLC (the “NASDAQ Rules”) and the applicable rules and regulations of the SEC.  Disclosure of the NASDAQ Rules that the Registrant does not follow and a brief statement of the home country practices it follows in lieu of such NASDAQ Rules, in each case as permitted thereunder, are available on the Registrant’s website at www.amaya.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.  Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.  Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process was previously filed with the SEC on May 26, 2015 in connection with the Registrant’s registration statement on Form 40-F with respect to its Common Shares.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 14, 2016	AMAYA INC.

	By:	/s/ Daniel Sebag
	Name:	Daniel Sebag
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the year ended December 31, 2015

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2015

99.3	Management’s Discussion & Analysis for the year ended December 31, 2015

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.6	Certification of Chief Executive Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

99.8	Consent of Deloitte LLP, London, United Kingdom

99.9	Consent of Deloitte LLP, Montréal, Canada