Form 40-F
period 2019-12-31
Stars Group Inc.
filed 2020-02-27
CIK 1635327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	TSG	The NASDAQ Stock Market LLC

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
The Registrant had 288,564,432 Common Shares outstanding as at December 31, 2019

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
Yes  ☒    No  ☐
Indicate by check mark whether the Registrant is an emerging growth company, as defined in Rule 12b-2 of the Exchange Act.     Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Cautionary Statement Regarding Forward-Looking Statements

Certain information and statements in this Annual Report on Form 40-F and the exhibits attached hereto (this “Annual Report”) of The Stars Group Inc. (the “Registrant”) may constitute forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors and Uncertainties” in the Registrant’s Annual Information Form for the year ended December 31, 2019 (the “2019 AIF”) and “Risk Factors and Uncertainties” and “Non-IFRS Measures, Key Metrics and Other Data” in the Registrant’s Management’s Discussion & Analysis for the year ended December 31, 2019 (the “2019 MD&A”), attached as Exhibits 99.1 and 99.3 to this Annual Report, respectively, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended, applies to forward looking information provided pursuant to “Off Balance Sheet Arrangements and Related Party Transactions” and “Tabular Disclosure of Contractual Obligations” in this Annual Report. Please also see “Caution Regarding Forward-Looking Statements” in each of the 2019 AIF and 2019 MD&A. Each forward-looking statement speaks only as of the date hereof, and the Registrant undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Disclosure Controls and Procedures

The disclosure provided under the headings “Disclosure Controls and Procedures and Internal Control Over Financial Reporting—Disclosure Controls and Procedures” and “—Limitations on Effectiveness of DC&P and ICFR” included in the 2019 MD&A is incorporated by reference herein.

Management’s Annual Report on Internal Control Over Financial Reporting

The disclosure provided under the headings “Disclosure Controls and Procedures and Internal Control Over Financial Reporting—Management’s Annual Report on Internal Control Over Financial Reporting”, “—Changes to Internal Control Over Financial Reporting” and “—Limitations on Effectiveness of DC&P and ICFR” included in the 2019 MD&A is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Registrant’s internal control over financial reporting has been audited by its independent external auditor, Deloitte LLP, London, United Kingdom (“Deloitte”), the registered public accounting firm that also audited the Registrant’s audited consolidated financial statements for the year ended December 31, 2019, attached as Exhibit 99.2 to this Annual Report (the “2019 Financial Statements”). Deloitte’s attestation report on the Registrant’s internal control over financial reporting as of December 31, 2019 is included in the 2019 Financial Statements and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

The disclosure provided under the heading “Disclosure Controls and Procedures and Internal Control Over Financial Reporting—Changes to Internal Control Over Financial Reporting” included in the 2019 MD&A is incorporated by reference herein.

Identification of the Audit Committee and Audit Committee Financial Expert

The disclosure regarding the Registrant’s audit committee and audit committee financial expert provided under the heading “Directors and Officers—Audit Committee” included in the 2019 AIF is incorporated by reference herein.

Code of Ethics

The Registrant has adopted a “code of ethics” (as defined in paragraph (9) of General Instruction B to Form 40-F), known as its Code of Business Conduct (the “Code”), that applies to all directors, officers and employees, including its principal executive officer, principal financial and accounting officer, controller and persons performing similar functions, and has posted a copy of the same to its website at www.starsgroup.com. See also the 2019 AIF under the heading “Directors and Officers—Ethical Business Conduct”.

To the extent the Registrant is required by paragraph (9) of General Instruction B to Form 40-F to disclose any amendments to or waivers of the Code, it may do so by providing the applicable information on its website at www.starsgroup.com within five business days following the date of the amendment or waiver, as permitted by the notes to paragraph (9) of General Instruction B to Form 40-F.

Principal Accountant Fees and Services

The disclosure regarding audit, audit-related, tax and all other fees billed to the Registrant in each of the last two fiscal years by the Registrant’s principal accountant and certain audit committee pre-approval policies and procedures provided under the headings “Directors and Officers—External Auditor Service Fees” and “Directors and Officers—Audit Committee—Pre-approval Policies and Procedures”, respectively, included in the 2019 AIF are incorporated by reference herein.

Off Balance Sheet Arrangements and Related Party Transactions

The disclosure provided under the heading “Off Balance Sheet Arrangements and Related Party Transactions” included in the 2019 MD&A is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The tabular and certain other disclosure regarding the Registrant’s contractual obligations as of December 31, 2019 provided under the heading “Liquidity and Capital Resources—Contractual Obligations” included in the 2019 MD&A is incorporated by reference herein. For a discussion of the Registrant’s other contractual obligations, see the 2019 MD&A.

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

Date: February 27, 2020	THE STARS GROUP INC.

	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the year ended December 31, 2019

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2019

99.3	Management’s Discussion & Analysis for the year ended December 31, 2019

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002

99.6	Certification of Chief Executive Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

99.8	Consent of Deloitte LLP, London, United Kingdom

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document